Filed Pursuant to Rule 433
Registration No. 333-180488

Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity

•     If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•     If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•    1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	[116% to 120%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.60 to $2.00] per unit, a [16% to 20%] return over the Principal Amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514013548/d662207dfwp.htm	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

STEP Income Securities® Linked to the Common Stock of MGM Resorts International
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock	Common Stock of MGM Resorts International (NYSE symbol: “MGM”)
Interest	9% per year, paid quarterly
Payout Profile at Maturity

•    A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 109% of the Starting Value

•    1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk

Step Level	109% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50] per unit, a [1% - 5%] return over the Principal Amount, to be determined on the pricing date
Threshold Value	100% of the starting value of the Underlying Stock
Investment Considerations	This investment is designed for investors who anticipate that the value of the Underlying Stock will be equal to or greater than the Starting Value, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514014212/d662002dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.
•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documentsfor complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.